Exhibit 12.1
EOP Operating Limited Partnership
Statement of Earnings to Fixed Charges
(Dollars in thousands)

	For the years ended December 31,
	2004	2003	2002	2001	2000

Income before income taxes, allocation to minority interests, income from investments in unconsolidated joint ventures and gain on sales of real estate	$209,178	$359,058	$462,103	$361,834	$329,569

Plus Fixed Charges:
Interest expense	830,571	803,953	792,288	710,046	504,379
Capitalized interest	4,648	10,089	20,466	23,591	14,277
Loan amortization cost	15,284	6,492	4,422	14,622	10,796

Fixed charges	850,503	820,534	817,176	748,259	529,452

Plus amortization of capitalized interest	1,790	1,490	1,345	1,165	1,000
Plus distributed income of investments in unconsolidated joint ventures	66,829	87,624	149,224	82,409	63,942
Less capitalized interest	(4,648)	(10,089)	(20,466)	(23,591)	(14,277)
Less minority interest in pretax income of subsidiaries that have not incurred fixed charges	(2,070)	(2,217)	(2,345)	(2,333)	(721)

Total	61,901	76,808	127,758	57,650	49,944

Earnings	$1,121,582	$1,256,400	$1,407,037	$1,167,743	$908,965

Fixed charges	$850,503	$820,534	$817,176	$748,259	$529,452

Earnings to fixed charges	1.3	1.5	1.7	1.6	1.7